UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 4

TO

ANNUAL REPORT

OF

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Senen T. Mangalile

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the

Securities and Exchange Commission be sent to:

Amit Singh, Esq.

Linklaters Singapore Pte. Ltd.

One George Street #17-01

Singapore 049145

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of the Philippines’ (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2023 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1 —	Form of $500,000,000 4.375% Global Bonds due 2030
Exhibit 2 —	Form of $1,100,000,000 4.750% Global Bonds due 2035
Exhibit 3 —	Form of $900,000,000 5.175% Global Bonds due 2049
Exhibit 4 —	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the $500,000,000 4.375% Global Bonds due 2030, $1,100,000,000 4.750% Global Bonds due 2035 and $900,000,000 5.175% Global Bonds due 2049
Exhibit 5 —	Opinion of Linklaters Singapore Pte. Ltd., U.S. counsel to the Republic of the Philippines, relating to the $500,000,000 4.375% Global Bonds due 2030, $1,100,000,000 4.750% Global Bonds due 2035 and $900,000,000 5.175% Global Bonds due 2049

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of the Philippines has duly caused this Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manila, Republic of the Philippines on the 5th day of September, 2024.

REPUBLIC OF THE PHILIPPINES

By	/s/ Sharon P. Almanza
Sharon P. Almanza Treasurer of the Philippines

EXHIBIT INDEX

Exhibit	Description

1:	Form of $500,000,000 4.375% Global Bonds due 2030

2:	Form of $1,100,000,000 4.750% Global Bonds due 2035

3:	Form of $900,000,000 5.175% Global Bonds due 2049

4:	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the $500,000,000 4.375% Global Bonds due 2030, $1,100,000,000 4.750% Global Bonds due 2035 and $900,000,000 5.175% Global Bonds due 2049

5:	Opinion of Linklaters Singapore Pte. Ltd., U.S. counsel to the Republic of the Philippines, relating to the $500,000,000 4.375% Global Bonds due 2030, $1,100,000,000 4.750% Global Bonds due 2035 and $900,000,000 5.175% Global Bonds due 2049

4